
SingTel


05008602

24 May 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

**SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION**

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 16 May 2005 to 20 May 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

Encs


SEC MAIL PROCESSING
RECEIVED
MAY 26 2005
WASH. D.C. SECTION
209

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| **Miscellaneous** | |
|---|---|
| * Asterisks denote mandatory information | |
| Name of Announcer * | SINGAPORE TELECOMMUNICATIONS LIMITED |
| *Company Registration No.* | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 20-May-2005 07:18:09 |
| Announcement No. | 00002 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | Announcement on Acquisition of Shares in Bharti Telecom Limited |
| Description | |

**Attachments:**



312-sgx.pdf
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SEC MAIL
PROCESSING
MAY 26 2005
WASH. DC

**SINGAPORE TELECOMMUNICATIONS LIMITED**
***(Incorporated in the Republic of Singapore)***
**Company registration number: 19921624D**

**ANNOUNCEMENT PURSUANT TO**
**CLAUSE 704 OF THE SGX LISTING MANUAL**

# ACQUISITION OF SHARES IN BHARTI TELECOM LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that its wholly-owned subsidiary, Pastel Limited, has agreed to acquire additional ordinary shares of Rs 10 each in Bharti Telecom Limited ("BTL") for an aggregate cash consideration of approximately US$252 million. SingTel's interest in BTL will increase from 26.96 per cent. to 32.81 per cent., and its effective interest in Bharti Tele-Ventures Limited ("BTVL"), a company listed on the National Stock Exchange of India and the Stock Exchange, Mumbai, will increase by 2.68 per cent.[1] from 28.16 per cent. to 30.84 per cent., upon completion of the acquisition. SingTel's interest in BTL assumes full conversion of convertible debentures (the "Debentures") held by Pastel Limited.

BTL is an investment holding company and its main asset is its 45.9 per cent. shareholding in BTVL. As at 31 March 2005, the audited net tangible asset value of the BTL shares under Indian GAAP, assuming full conversion of the Debentures, is approximately Rs 502 per ordinary share.

The consideration was based on a value of Rs 218 per BTVL share, which reflects recent market traded prices. The acquisition of the BTL shares is in line with SingTel's strategic focus on maximising the value of existing businesses and its regional franchise, which includes reviewing opportunities to increase shareholdings in existing associates.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 20 May 2005

[1] Calculated based on BTVL's issued share capital of 1,873,329,324 ordinary shares as at 18 May 2005.

E:ANN/2004/ANN-312/LLC/ll

## rinda Leung

| | |
|---|---|
| **om:** | ASX.Online@asx.com.au |
| **ent:** | Friday, May 20, 2005 7:25 AM |
| **To:** | fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com |
| **Subject:** | SGT - ASX Online e-Lodgement - Confirmation of Release |



231858.pdf

ASX confirms the release to the market of Doc ID: 231858 as follows:
Release Time: 20-May-2005 09:24:39
ASX Code: SGT
File Name: 231858.pdf
Your Announcement Title: Acquisition of Shares in Bharti Telecom Limited